# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: iSHARES TRUST, CIK 0001100663
CUSIP: 46436E494
Title of class of securities: iShares BBB Rated Corporate Bond ETF
Address of issuer's principal executive offices: 400 HOWARD STREET, SAN FRANCISCO, California (CA), 94105
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001390777-25-000018
Filed by CIK 0001390777

## Reporting persons
- Bank of New York Mellon Corp: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: New York (NY); sole voting power 22,969; shared voting power 0; sole dispositive power 22,969; shared dispositive power 0; aggregate amount beneficially owned 22,969 (3.5% of the class)
- BNY Mellon IHC, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: New York (NY); sole voting power 22,967; shared voting power 0; sole dispositive power 22,967; shared dispositive power 0; aggregate amount beneficially owned 22,967 (3.5% of the class)
- MBC Investments Corp: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 22,967; shared voting power 0; sole dispositive power 22,967; shared dispositive power 0; aggregate amount beneficially owned 22,967 (3.5% of the class)
- MELLON INVESTMENTS Corp: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 22,967; shared voting power 0; sole dispositive power 22,967; shared dispositive power 0; aggregate amount beneficially owned 22,967 (3.5% of the class)

## Item 1. Issuer
Name of issuer: iSHARES TRUST
Address of issuer's principal executive offices: 400 HOWARD STREET, SAN FRANCISCO, CALIFORNIA, 94105.

## Item 2. Person Filing
Name of person filing: The Bank of New York Mellon Corporation
Address of principal business office or, if none, residence:
240 Greenwich Street
New York, New York 10286
Citizenship: See cover page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
See Item 5 through 9 and 11 of cover page(s) as to each reporting person.

The filing of this Schedule 13G shall not be construed as an admission that The Bank of New York Mellon Corporation, or its direct or indirect subsidiaries, including The Bank of New York Mellon and BNY Mellon, National Association, are for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this Schedule 13G.
Percent of class: See Item 5 through 9 and 11 of cover page(s) as to each reporting person.
Sole power to vote or to direct the vote: See Item 5 through 9 and 11 of cover page(s) as to each reporting person.
Shared power to vote or to direct the vote: See Item 5 through 9 and 11 of cover page(s) as to each reporting person.
Sole power to dispose or to direct the disposition: See Item 5 through 9 and 11 of cover page(s) as to each reporting person.
Shared power to dispose or to direct the disposition: See Item 5 through 9 and 11 of cover page(s) as to each reporting person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit I.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Bank of New York Mellon Corp: Andrew Weiser, Attorney-In-Fact (04/28/2026)
- BNY Mellon IHC, LLC: Andrew Weiser, Attorney-In-Fact (04/28/2026)
- MBC Investments Corp: Andrew Weiser, Attorney-In-Fact (04/28/2026)
- MELLON INVESTMENTS Corp: Andrew Weiser, Attorney-In-Fact (04/28/2026)